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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:             March 31, 2001
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
quepasa.com, inc.
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Full Name of Registrant

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Former Name if Applicable
400 E. Van Buren, Fourth Floor
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Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85004
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


  On April 17, 2001, the Registrant announced that it is in final stages of negotiating a merger transaction with a privately held real estate development organization that would result in the


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  Registrant's shareholders owning less than 50% of the surviving company. In order to conserve its cash, the Registrant has also substantially reduced its workforce. Due to the time and energy devoted to these efforts and the reduction of the Registrant's workforce, management has been unable to devote the resources necessary to complete its Form 10-Q for the quarter ended
  March 31, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
        Jeffrey M. Knetsch                    (303)             223-1100
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           / / Yes  /X/ No
                 2000 Annual Report on Form 10-K
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Since the first quarter of 2000, the Registrant has substantially reduced its workforce, which has resulted in decreased losses. The Registrant's projected loss for the first quarter of 2001 is approximately $1.5 million, compared with a loss of approximately $12 million in the first quarter of 2000.

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                               quepasa.com, inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date          May 15, 2001                   By  /s/ Gary L. Trujillo
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                                                   Gary L. Trujillo
                                                   Chairman and Chief
                                                   Executive Officer


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